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                                                                    EXHIBIT 99.2

                             AIMCO PROPERTIES, L.P.
                   C/O RIVER OAKS PARTNERSHIP SERVICES, INC.
                  P.O. BOX 2065 S. HACKENSACK, N.J. 07606-2065
                                 (888) 349-2005

                               [          ], 2002

                               OFFER TO PURCHASE
                          LIMITED PARTNERSHIP UNITS OF

                      VMS NATIONAL RESIDENTIAL PORTFOLIO I
            (A PARTICIPANT IN VMS NATIONAL PROPERTIES JOINT VENTURE)

Dear Limited Partner:

     We are offering to purchase limited partnership units of your partnership in exchange for your choice per unit of:

     - 64.50 Partnership Common Units ("OP Units") of AIMCO Properties, L.P.,

     - $3,000 in cash, or

     - any combination of cash and OP Units.

     Our offer is being made pursuant to the enclosed Prospectus and Letter of Transmittal, which sets forth all of the terms and conditions of our offer. Please carefully review the Prospectus and Letter of Transmittal prior to making a decision whether or not to exchange your units. Our offer is scheduled to
expire at midnight, New York City time, on [          ], 2002, unless otherwise
extended. You will not be required to pay any partnership transfer fees in connection with any sale of your units pursuant to our offer.

     As with any investment decision, there are benefits and detriments to you if you accept or decline our offer. If we purchase your units, you will receive cash, OP Units or a combination thereof but you may recognize a gain or loss for federal income tax purposes. If you sell your units for cash, your tax liability may exceed the amount of cash that you receive. If you exchange any of your units for OP Units, you will be subject to all of the risks associated with an investment in AIMCO Properties, L.P.

     If you retain any of your units, you will continue to be a limited partner in your partnership. However, you may not be able to liquidate your investment until the partnership terminates. Under the terms of the restructuring plan of the Joint Venture, the Joint Venture and your partnership would be required to liquidate if the Joint Venture cannot refinance or otherwise repay its indebtedness at maturity in 2008.

     AS A LIMITED PARTNER, YOU ARE LIKELY TO CONTINUE TO RECEIVE TAXABLE INCOME FROM YOUR PARTNERSHIP WITHOUT ANY CORRESPONDING DISTRIBUTIONS. UNLESS YOU HAVE LOSSES FROM PASSIVE INVESTMENTS (INCLUDING THE JOINT VENTURE) OR OTHER TAX ATTRIBUTES TO OFFSET SUCH TAXABLE INCOME, YOU MAY BE REQUIRED TO PAY TAXES IN RESPECT OF SUCH INCOME WITHOUT ANY CORRESPONDING RECEIPT OF CASH. WE CURRENTLY ESTIMATE, BASED ON CERTAIN PROJECTIONS, THAT PARTNERS IN YOUR PARTNERSHIP WILL RECEIVE TAXABLE INCOME OF APPROXIMATELY $288,383 FOR 2002, $2,394,841 FOR 2003, $2,700,699 FOR 2004, $2,962,582 FOR 2005, $3,191,547 FOR 2006, $3,392,703 FOR
2007 AND $3,543,570 FOR 2008. THE FOREGOING ARE MERELY ESTIMATES, AND THERE CAN BE NO ASSURANCE THAT SUCH ESTIMATES WILL PROVE ACCURATE IN THE FUTURE. THIS SITUATION HAS ARISEN PRIMARILY BECAUSE OF THE DECLINING AMOUNT OF DEPRECIATION DEDUCTIONS FROM THE PROPERTIES IN WHICH YOUR PARTNERSHIP HAS INVESTED THROUGH VMS. ALL OF THE CASH FLOW IS CURRENTLY DEDICATED TO THE PAYMENT OF OPERATING EXPENSES, CAPITAL EXPENDITURES AND DEBT SERVICE. ACCORDINGLY, WE ESTIMATE THAT OVER THE NEXT SEVEN YEARS, THE OWNER OF ONE LIMITED PARTNERSHIP UNIT WILL
REALIZE APPROXIMATELY $29,619 IN TAXABLE INCOME FROM YOUR PARTNERSHIP WITHOUT
ANY CASH DISTRIBUTIONS TO PAY THE TAX DUE THEREON.
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     The foregoing are merely estimates, and there can be no assurance that such estimates will prove accurate in the future. This situation has arisen primarily because of the declining amount of depreciation deductions from the properties in which your partnership has invested (through the Joint Venture). All of the cash flow is currently dedicated to the payment of operating expenses, capital expenditures and debt service. Accordingly, we estimate that over the next seven years, the owner of one limited partnership unit will realize approximately $29,498 in taxable income from your partnership without any cash distributions to pay the tax due thereon. Our offer affords you the opportunity to exchange
your unit today for 64.50 OP Units (worth $          based on the last reported
sale price of AIMCO's Class A common stock on           , 2002) on a tax
deferred basis, while also avoiding the future allocations of taxable income from the partnership without cash to pay the taxes thereon. Alternatively, you may sell your unit for $3,000 in cash in a taxable transaction (which, depending on your individual circumstances, may result in taxes in excess of the sale proceeds).

     The general partner of your partnership is our subsidiary and, therefore, has substantial conflicts of interest with respect to our offer. Although your general partner has determined the consideration is fair from a financial point of view based upon a number of factors described in the Prospectus, your general partner makes no recommendation as to whether you should tender or refrain from tendering your units in our offer. Your decision to tender should be based upon the circumstances personal to you, including your financial position, your desire for liquidity, other financial opportunities available to you, and the tax consequences to you of selling your units.

     Please review the enclosed Prospectus for more information describing the risks associated with our offer.

     If you desire to tender any of your units in response to our offer, you should complete and sign the enclosed Letter of Transmittal in accordance with the instructions set forth in the Letter of Transmittal. The signed Letter of Transmittal and any other required documents should be sent to the Information Agent, River Oaks Partnership Services, Inc., prior to the expiration of our offer. The addresses for the Information Agent are P.O. Box 2065, South Hackensack, New Jersey 07606-2065 (if sent by mail), and 111 Commerce Road, Carlstadt, New Jersey 07072 -- Attention: Reorganization Department (if sent by overnight courier service or by hand). You may also fax documents to the Information Agent at 201-896-0910.

     If you have any questions or require further information, please call the Information Agent, toll free, at (888) 349-2005.

                                          Very truly yours,

                                          AIMCO PROPERTIES, L.P.

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